UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

ITERUM THERAPEUTICS PLC
(Name of Issuer)

Ordinary shares, $0.01 par value per share
(Title of Class of Securities)

G6333L101
(CUSIP Number)

Kaasim Mahmood
Advent Life Sciences LLP
158-160 North Gower Street
London NW1 2ND
United Kingdom
+44 (0) 207 932 2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6333L101	SCHEDULE 13D	Page 1 of 8

1	NAMES OF REPORTING PERSONS

Advent Life Sciences LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

868,161 (See Item 5)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

868,161 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,161 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. G6333L101	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS

Advent Life Sciences Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

868,161 (See Item 5)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

868,161 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,161 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. G6333L101	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS

Shahzad Malik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

868,161 (See Item 5)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

868,161 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,161 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. G6333L101	SCHEDULE 13D	Page 4 of 8

Item 1.Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the ordinary shares, $0.01 par value per share (the “Ordinary Shares”), of Iterum Therapeutics plc, a public limited company organized under the laws of Ireland (the “Issuer”). The address of the principal executive offices of the Issuer is Block 2 Floor 3, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	The Reporting Persons are:

1.	Advent Life Sciences LLP (“Advent”)

2.	Advent Life Sciences Fund II LP (the “Advent Fund”)

3.	Shahzad Malik

(b)	The principal business office of each of the Reporting Persons is located at 158-160 North Gower Street, London NW1 2ND, United Kingdom.

(c)

Advent and the Advent Fund are entities engaged in investment activities; Advent also is in the business of acting as the general partner of the Advent Fund. The principal business of Dr. Malik is to serve as general partner of Advent and engaging in other investment activities. Dr. Malik is also a member of the Issuer’s board of directors (the “Board”).

(d)	None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Advent is a limited liability partnership organized under the laws of the United Kingdom. The Advent Fund is a limited partnership organized under the laws of the United Kingdom. Dr. Malik is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Considerations

The disclosure in Item 4 below is incorporated herein by reference.

The securities of the Issuer reported herein were purchased by Advent and the Advent Fund with the working capital of Advent and the Advent Fund both in transactions with the underwriters (as described below) and as a result of conversions of securities formerly acquired in private transactions directly with the Issuer. The aggregate purchase price of the securities of the Issuer directly held by the Reporting Persons is approximately $14,343,416.00.

CUSIP No. G6333L101	SCHEDULE 13D	Page 5 of 8

Item 4. Purpose of Transaction

On May 24, 2018, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Leerink Partners LLC and RBC Capital Markets, LLC as Representatives of the several Underwriters (as defined therein) (the foregoing, collectively, the “Underwriters”), related to an initial public offering (the “IPO”) of 6,150,000 Ordinary Shares of the Issuer at a price to the public of $13.00 per share. In addition, the Issuer granted to the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 922,500 Ordinary Shares to cover overallotments, if any. The IPO closed on May 30, 2018.

Pursuant to the IPO that closed on May 30, 2018, Advent and the Advent Fund purchased 8,144 and 228,840 Ordinary Shares, respectively, at the offering price of $13.00 per share, totaling 236,984 Ordinary Shares in the aggregate. Each of Advent and the Advent Fund purchased the Ordinary Shares with their working capital.

On May 30, 2018, upon the closing of the IPO, Advent and the Advent Fund acquired 21,692 and 609,485 Ordinary Shares, respectively, resulting from the conversion of Series B-1 preferred shares of the Issuer (“Series B-1 Preferred”) and Series B-2 preferred shares of the Issuer (“Series B-2 Preferred”). The Series B-1 Preferred and Series B-2 Preferred were convertible into Ordinary Shares at any time on a 1-for-1 basis and automatically converted into Ordinary Shares upon the closing of the IPO on a 1-for-1 basis.

On May 24, 2018, Dr. Malik was granted 11,241 options to purchase Ordinary Shares (“Stock Options”) at an exercise price of $13.00 which, subject to Dr. Malik’s providing continuous service to the Issuer until such date, will become fully vested in one tranche on the Issuer’s first annual shareholder meeting held after May 24, 2018 and which shall expire on May 23, 2028. None of the Stock Options are vested as of the date of the event that required filing of this statement on Schedule 13D, and none of the Stock Options are anticipated to vest within 60 days following such date. Dr. Malik has served on the board since May 2017 as the nominee of Advent and the Advent Fund pursuant to nomination rights granted to Advent and the Advent Fund pursuant to the terms of a voting agreement among certain of the shareholders of the Issuer that existed prior to (and terminated upon the closing of) the IPO. The Stock Options were granted to Dr. Malik under the Issuer’s 2018 Equity Incentive Plan in connection with his service on the Issuer’s Board.

Advent and the Advent Fund hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Ordinary Shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding the Issuer, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise some of all of the Stock Options, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

CUSIP No. G6333L101	SCHEDULE 13D	Page 6 of 8

There are certain restrictions on the activities of the Reporting Persons with respect to the Ordinary Shares as set out in the Lock-Up Agreement (as defined and described in Item 6).

Except as otherwise disclosed herein, and subject to Dr. Malik’s duties and responsibilities as a member of the Board, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

All percentages of ownership of Ordinary Shares by the Reporting Persons in this Schedule 13D assume an aggregate of 13,959,423 Ordinary Shares issued and outstanding as of May 30, 2018, as reported on the prospectus filed with the Securities and Exchange Commission by the Issuer on May 24, 2018.

(b)	Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the other Reporting Persons, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercise voting or dispositive power with respect to such securities.

(c)

The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d)

Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is hereby incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons have entered into a joint filing agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit I, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

CUSIP No. G6333L101	SCHEDULE 13D	Page 7 of 8

Lock-Up Agreements

In connection with the IPO, each of the Reporting Persons entered into a lock-up agreement (each, a “Lock-Up Agreement”), a copy of the form of which is filed with this Schedule 13D as Exhibit II, which provides that for a period of 180 days following May 24, 2018, subject to certain exceptions, that they agree that will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, whether any of these transactions are to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise. The Underwriters may, in their sole discretion, at any time, release all or any portion of the Ordinary Shares from the restrictions in the Lock-Up Agreements.

Investor Rights Agreement

Advent and the Advent Fund entered into an amended and restated investor rights agreement, dated as of May 18, 2017 (the “Investor Rights Agreement”), by and among the Issuer and certain other shareholders of the Issuer, a copy of which is filed with this Schedule 13D as Exhibit III. The Investor Rights Agreement provides that, among other things, after the closing of the IPO, the shareholders party thereto (including Advent and the Advent Fund) are entitled to certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

The descriptions of the Lock-Up Agreement and Investor Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which have been filed as Exhibit II and Exhibit III, respectively, and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

I	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons, dated as of June 8, 2018.
II	Form of Lock-up Agreement, dated as of May 24, 2018, in the form entered into by each Reporting Person.
III

Amended and Restated Investor Rights Agreement by and between the Issuer and certain of its shareholders (including Advent and the Advent Fund), dated as of May 18, 2017 (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333- 224582) filed on May 1, 2018).

CUSIP No. G6333L101	SCHEDULE 13D	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2018

ADVENT LIFE SCIENCES LLP

By: /s/ Shahzad Malik
Shahzad Malik, General Partner of Advent Life
Sciences LLP

ADVENT LIFE SCIENCES FUND II LP

By: /s/ Shahzad Malik
Shahzad Malik, General Partner of Advent Life
Sciences LLP acting in its capacity as General
Partner of Advent Life Sciences Fund II LP

//s/ Shahzad Malik
SHAHZAD MALIK

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit I
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

            Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts. Notwithstanding the foregoing, each of the undersigned disclaims beneficial ownership of the shares of the other, except to the extent of his or its pecuniary interest therein.

Date: June 8, 2018

ADVENT LIFE SCIENCES LLP

By: /s/ Shahzad Malik
Shahzad Malik, General Partner of Advent Life
Sciences LLP

ADVENT LIFE SCIENCES FUND II LP

By: /s/ Shahzad Malik
Shahzad Malik, General Partner of Advent Life
Sciences LLP acting in its capacity as General
Partner of Advent Life Sciences Fund II LP

/s/ Shahzad Malik
SHAHZAD MALIK

Exhibit II
FORM OF LOCK-UP AGREEMENT

May 24, 2018

Leerink Partners LLC
and RBC Capital Markets, LLC
as Representatives of the several Underwriters

c/o        Leerink Partners LLC
299 Park Avenue, 21st floor
New York, NY 10171

c/o        RBC Capital Markets, LLC
200 Vesey Street, 8th Floor
New York, NY 10281

            Re:        Proposed Public Offering by Iterum Therapeutics plc

Ladies and Gentlemen:

            The undersigned, a shareholder, officer and/or director of Iterum Therapeutics plc, a company organized under the laws of Ireland (the “Company”), understands that Leerink Partners LLC (“Leerink”) and RBC Capital Markets, LLC (“RBC Capital Markets”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering (the “Public Offering”) of ordinary shares (the “Securities”) of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). In recognition of the benefit that such an offering will confer upon the undersigned as a shareholder, an officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement (collectively, the “Underwriters”) that, during the period beginning on the date hereof and ending on the date that is 180 days from the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Leerink and RBC Capital Markets, on behalf of the Underwriters, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Securities the undersigned may purchase in the Public Offering.

            If the undersigned is an officer or director of the Company, (1) Leerink and RBC Capital Markets, on behalf of the Underwriters, agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Ordinary Shares, Leerink and RBC Capital Markets, on behalf of the Underwriters, will notify the Company of the impending release or waiver, and (2) the Company will agree in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by Leerink and RBC Capital Markets on behalf of the Underwriters hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

            Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-Up Securities without the prior written consent of Leerink and RBC Capital Markets, provided, in each case, that (1) other than in the case of clause (viii) below, Leerink and RBC Capital Markets receive a signed lock-up agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be, (2) other than in the case of clauses (iv) or (viii) below, any such transfer shall not involve a disposition for value, (3) in the case of clauses (i) through (v) and clause (viii) below, such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers (other than a filing on a Form 5 made after the expiration of the Lock-Up Period and any required Schedule 13G or Schedule 13G/A):

(i)	as a bona fide gift or gifts;

(ii)

to any member of immediate family of the undersigned or a trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(iii)

as a distribution or other transfer by a partnership to its partners or former partners or by a limited liability company to its members or retired members or by a corporation to its stockholders or former stockholders or to any wholly-owned subsidiary of such corporation;

(iv)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned or the immediate family of the undersigned;

(v)	to the Company in satisfaction of any tax withholding obligation;

(vi)	by operation of law, pursuant to a qualified domestic relations order, court order or in connection with a divorce settlement;

(vii)	by will or other testamentary document or intestate succession upon the death of the undersigned; or

(viii)	in connection with the sale of the undersigned’s Securities acquired (a) from the Underwriters in the Public Offering or (b) in open market transactions after the Public Offering.

            Furthermore, no provision in this letter shall be deemed to restrict or prohibit (1) the transfer of the undersigned’s Lock-Up Securities to the Company in connection with the termination of the undersigned’s services to the Company, provided that any filing under Section 16 of the Exchange Act made in connection with such transfer shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause (1); (2) the exercise or exchange by the undersigned of any option or warrant to acquire any Ordinary Shares or options to purchase Ordinary Shares, in each case for cash or on a “cashless” or “net exercise” basis, pursuant to any stock option, warrant, stock bonus or other stock plan or arrangement; provided, however, that the underlying shares of Ordinary Shares shall continue to be subject to the restrictions on transfer set forth in this letter and that any filing under Section 16 of the Exchange Act made in connection with such exercise or exchange shall clearly indicate in the footnotes thereto that (a) the filing relates to the circumstances described in this clause (2) and (b) no shares were sold by the reporting person; (3) the transfer of Lock-Up Securities upon the completion of a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a change of control of the Company; provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities held by the undersigned shall remain subject to the restrictions on transfer set forth in this letter; and (4) the conversion of outstanding preferred stock of the Company into Ordinary Shares, provided that any such shares received upon such conversion shall be subject to the restrictions on transfer set forth in this letter.

            Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from establishing a 10b5-1 trading plan that complies with Rule 10b5-1 under the Exchange Act (“10b5-1 Trading Plan”) or from amending an existing 10b5-1 Trading Plan so long as there are no sales of LockUp Securities under any such 10b5-1 Trading Plan during the Lock-Up Period; and provided that, the establishment of a 10b5-1 Trading Plan or the amendment of a 10b5-1 Trading Plan shall only be permitted if (i) the establishment or amendment of such plan is not required to be reported in any public report or filing with the Securities Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding the establishment or amendment of such plan.

            If any percentage of the Ordinary Shares and any securities convertible into or exercisable or exchangeable for Ordinary Shares held by any person or entity (other than the undersigned) that is a party to that certain Amended and Restated Investor Rights Agreement dated May 18, 2017 by an among the Company, the investors listed on Exhibit A thereto and the shareholders listed on Exhibit B thereto (the “IRA Parties”) and that is subject to a lock-up agreement related to the Public Offering similar in form to this lock-up agreement is released from any restrictions set forth in such lock-up agreement during the Lock-Up Period, the same percentage of Lock-Up Securities and such other securities held by each of the other IRA Parties shall be immediately and fully released on the same terms from the lockup restrictions set forth herein (the “Pro-rata Release”); provided, however, that such Pro-rata Release shall not be applied in the event of permission granted by Leerink and RBC Capital Markets to sell or otherwise transfer or dispose of Lock-Up Securities or such other securities for value in an amount less than or equal to $1,000,000 (whether in one or multiple releases) in aggregate value of Lock-Up Securities or such other securities.

            The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions. This lock-up agreement shall automatically terminate, and the undersigned shall be released from the undersigned’s obligations hereunder, upon the earliest to occur, if any, of (i) prior to the execution of the Underwriting Agreement, the Company advises Leerink and RBC Capital Markets in writing that it has determined not to proceed with the Public Offering; (ii) the Company files an application to withdraw the registration statement related to the Public Offering; (iii) the Underwriting Agreement is executed but is terminated prior to the closing of the Public Offering (other than the provisions thereof which survive termination), or (iv) July 31, 2018, in the event that the Underwriting Agreement has not been executed by such date.

            This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

___________________________________________
Name of Security Holder (Print exact name)

By:________________________________________
Signature

___________________________________________
If not signing in an individual capacity:

___________________________________________
Name of Authorized Signatory (Print)

___________________________________________
Title of Authorized Signatory (Print)

(indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)